Exhibit 99.2

Hanwha SolarOne Co., Ltd.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

	December 31	September 30	December 31	December 31
	2012	2013	2013	2013
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	RMB’000	US$’000
ASSETS
Current assets
Cash and cash equivalents	676,476	1,049,760	1,249,481	206,400
Restricted cash	150,462	417,724	163,948	27,082
Derivative contracts	—	5,310	26,632	4,399
Accounts receivable - net	956,969	1,018,858	744,739	123,022
Notes receivable	2,681	9,344	10,780	1,781
Inventories - net	838,727	793,100	752,291	124,270
Advance to suppliers, net	166,838	176,633	182,129	30,086
Other current assets - net	356,784	233,775	301,561	49,812
Deferred tax assets - net	150,297	—	—	—
Amount due from related parties - net	420,610	440,365	530,732	87,669

Total current assets	3,719,844	4,144,869	3,962,293	654,521

Non-current assets
Fixed assets – net	4,779,873	4,560,547	4,482,656	740,482
Intangible assets – net	335,047	273,889	272,444	45,005
Deferred tax assets - net	107,304	2,946	2,946	487
Long-term deferred expenses	25,200	13,491	9,594	1,585
Long-term prepayments	184,065	142,363	132,011	21,807

Total non-current assets	5,431,489	4,993,236	4,899,651	809,366

TOTAL ASSETS	9,151,333	9,138,105	8,861,944	1,463,887

LIABILITIES
Current liabilities
Derivative contracts	17,311	8,307	6,513	1,076
Short-term bank borrowings	1,162,372	1,057,333	1,105,575	182,628
Long-term bank borrowings, current portion	467,204	209,032	234,121	38,674
Accounts payable	1,061,723	941,668	695,530	114,893
Notes payable	314,517	493,140	494,462	81,679
Accrued expenses and other liabilities	400,537	383,625	388,747	64,216
Customer deposits	36,314	78,643	47,763	7,890
Unrecognized tax benefit	143,473	143,473	143,473	23,700
Amount due to related parties	72,045	238,262	255,033	42,128

Total current liabilities	3,675,496	3,553,483	3,371,217	556,884

Non-current liabilities
Long-term bank borrowings	2,285,106	2,520,680	2,446,076	404,063
Long-term notes	—	614,800	609,690	100,714
Convertible bonds	368,590	477,635	470,357	77,697
Long term payable	50,000	50,000	50,000	8,259
Deferred tax liabilities	24,798	24,356	24,209	3,999

Total non-current liabilities	2,728,494	3,687,471	3,600,332	594,732

TOTAL LIABILITIES	6,403,990	7,240,954	6,971,549	1,151,616

Redeemable ordinary shares	24	24	24	4

EQUITY
Shareholders’ equity
Ordinary shares	316	316	321	53
Additional paid-in capital	4,004,199	4,006,488	4,022,147	664,411
Statutory reserves	174,456	174,456	174,456	28,818
Accumulated deficits	(1,430,433)	(2,282,693)	(2,304,523)	(380,680)
Accumulated other comprehensive loss	(1,219)	(1,440)	(2,030)	(335)

Total shareholders’ equity	2,747,319	1,897,127	1,890,371	312,267

TOTAL EQUITY	2,747,343	1,897,151	1,890,395	312,271
TOTAL LIABILITIES, REDEEMABLE ORDINARY SHARES AND SHAREHOLDERS’ EQUITY	9,151,333	9,138,105	8,861,944	1,463,887

	0.00	0.00	0.00	0.00

Hanwha SolarOne Co., Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (ADS) and per share (ADS) data

	For the three months ended				For the years ended
	December 31	September 30	December 31	December 31	December 31	December 31	December 31
	2012	2013	2013	2013	2012	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Net revenues	836,663	1,135,080	1,294,915	213,904	3,678,380	4,725,692	780,629
Cost of revenues	(1,098,413)	(1,077,312)	(1,111,928)	(183,677)	(4,003,885)	(4,390,718)	(725,295)

Gross profit (loss)	(261,750)	57,768	182,987	30,227	(325,505)	334,974	55,334

Operating expenses
Selling expenses	(115,663)	(73,733)	(74,101)	(12,241)	(348,568)	(325,422)	(53,756)
General and administrative expenses	(221,653)	(91,132)	(108,420)	(17,910)	(415,707)	(324,044)	(53,529)
Research and development expenses	(26,709)	(25,597)	(24,159)	(3,991)	(90,820)	(92,256)	(15,240)

Total operating expenses	(364,025)	(190,462)	(206,680)	(34,142)	(855,095)	(741,722)	(122,525)

Operating loss	(625,775)	(132,694)	(23,693)	(3,915)	(1,180,600)	(406,748)	(67,191)

Interest expenses	(73,927)	(89,331)	(85,413)	(14,109)	(299,515)	(323,820)	(53,491)
Interest income	3,237	4,624	8,128	1,343	15,841	21,212	3,504
Exchange gain	21,669	27,114	8,664	1,431	8,875	43,687	7,217
Changes in fair value of derivative contracts	(2,688)	13,191	35,036	5,788	5,326	63,739	10,529
Changes in fair value of conversion feature of convertible bonds	1,411	(29,522)	32,557	5,378	(5,692)	(6,105)	(1,008)
Loss on extinguishment of debt	—	—	—	—	(82,713)	—	—
Other income	2,739	1,142	3,530	583	9,265	7,805	1,289
Other expenses	(6,150)	(810)	(649)	(107)	(18,391)	(16,194)	(2,675)

Net loss before income tax	(679,484)	(206,286)	(21,840)	(3,608)	(1,547,604)	(616,424)	(101,826)

Income tax benefit (expenses)	9,074	(254,067)	10	2	(15,255)	(257,666)	(42,563)

Net loss	(670,410)	(460,353)	(21,830)	(3,606)	(1,562,859)	(874,090)	(144,389)

Net loss attributable to shareholders	(670,410)	(460,353)	(21,830)	(3,606)	(1,562,859)	(874,090)	(144,389)

Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	(358)	1,267	(590)	(97)	(1,219)	(811)	(134)

Comprehensive loss attributable to ordinary shareholders	(670,768)	(459,086)	(22,420)	(3,703)	(1,564,078)	(874,901)	(144,523)

Net loss per share
Basic	(1.59)	(1.09)	(0.05)	(0.01)	(3.70)	(2.06)	(0.34)
Diluted	(1.59)	(1.09)	(0.05)	(0.01)	(3.70)	(2.06)	(0.34)

Shares used in computation
Basic	422,565,284	423,373,456	425,359,422	425,359,422	422,167,505	423,675,429	423,675,429
Diluted	422,565,284	423,373,456	425,359,422	425,359,422	422,167,505	423,675,429	423,675,429

Net loss per ADS
Basic	(7.93)	(5.44)	(0.26)	(0.04)	(18.51)	(10.32)	(1.70)
Diluted	(7.93)	(5.44)	(0.26)	(0.04)	(18.51)	(10.32)	(1.70)

ADSs used in computation
Basic	84,513,057	84,674,691	85,071,884	85,071,884	84,433,501	84,735,086	84,735,086
Diluted	84,513,057	84,674,691	85,071,884	85,071,884	84,433,501	84,735,086	84,735,086

Hanwha SolarOne Co., Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

	For the three months ended				For the years ended
	December 31, 2012	September 30, 2013	December 31, 2013	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Cash flow from operating activities
Net loss	(670,410)	(460,353)	(21,830)	(3,606)	(1,562,859)	(874,090)	(144,389)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Unrealised loss (gain) from derivative contracts	3,477	(4,094)	(23,116)	(3,818)	15,732	(37,430)	(6,183)
Amortization of convertible bonds discount	18,223	27,095	25,279	4,176	88,507	95,662	15,802
Changes in fair value of conversion feature of convertible bonds	(1,411)	29,522	(32,557)	(5,378)	5,692	6,105	1,008
Loss on extinguishment of debt	—	—	—	—	82,713	—	—
Loss from disposal of fixed assets	1,364	506	616	102	8,497	9,677	1,599
Gain from disposal of intangible asset	—	—	—	—	—	(342)	(56)
Depreciation and amortization	107,232	110,651	110,737	18,292	373,155	436,074	72,034
Amortization of long-term deferred expenses	4,616	4,043	3,956	653	21,577	21,064	3,480
Provision for doubtful debt of advance to suppliers	170,012	—	15,565	2,571	170,012	15,565	2,571
Provision for amount due from related party	15,960	—	—	—	15,960	—	—
Provision for doubtful debt for other current assets	50,048	11,854	—	—	50,048	11,854	1,958
Provision for doubtful debt of accounts receivable	87,626	—	28,562	4,718	87,626	28,562	4,718
Reversal of doubtful debt for amount due from related parties	—	—	—	—	—	(7,980)	(1,318)
Write down of inventories	53,926	30,772	10,250	1,693	326,051	113,236	18,705
Stock compensation expense	1,781	756	371	61	7,782	2,660	439
Warranty provision / utilization	6,788	(14,085)	9,599	1,586	25,694	16,412	2,711
Warranty reversal	(389)	(5,410)	(3,270)	(540)	(9,958)	(12,875)	(2,127)
Deferred tax benefit (expense)	(375)	260,320	(147)	(24)	22,893	254,066	41,969
Changes in operating assets and liabilities							—
Restricted cash	84,390	(281,247)	235,644	38,926	12,379	(66,815)	(11,037)
Inventories	(135,687)	(137,302)	30,559	5,048	(480,729)	(26,800)	(4,427)
Accounts and notes receivable	112,392	124,071	238,421	39,385	(450,747)	156,998	25,934
Advance to suppliers and long-term prepayments	57,644	16,442	(10,709)	(1,769)	152,196	21,198	3,502
Long-term deferred expenses	—	—	—	—	(1,484)	(505)	(83)
Intangible assets	—	—	—	—	—	—	—
Other current assets	(62,079)	51,656	(61,920)	(10,229)	135,524	56,560	9,344
Amount due from related parties	(14,365)	(92,986)	(90,367)	(14,928)	(195,117)	(102,142)	(16,873)
Accounts and notes payable	(377,764)	(76,459)	(177,625)	(29,342)	48,150	95,217	15,729
Accrued expenses and other liabilities	32,706	5,632	3,327	550	17,347	3,444	569
Customer deposits	(10,176)	27,112	(30,880)	(5,101)	(48,557)	11,449	1,891
Amount due to related parties	26,254	55,624	(1,520)	(250)	29,703	103,217	17,050
Long-term payable	(2,450)	—	—	—	—	—	—
Net cash provided by (used in) operating activities	(440,667)	(315,880)	258,945	42,776	(1,052,213)	330,041	54,520

Cash flows from investing activities
Acquisition of fixed assets	(71,423)	(65,234)	(99,274)	(16,399)	(597,978)	(426,294)	(70,419)
Disposal of fixed assets	—	—	66	11	—	2,563	424
Disposal of land use rights	—	—	—	—	—	56,677	9,362
Change of restricted cash	(5,495)	(5,520)	5,553	917	63,461	2,381	393

Net cash used in investing activities	(76,918)	(70,754)	(93,655)	(15,471)	(534,517)	(364,673)	(60,240)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	—	—	15,293	2,526	—	15,293	2,526
Payment for repurchase of convertible bonds	—	—	—	—	(299,271)	—	—
Change of restricted cash	(1,225)	(14,786)	12,579	2,078	55,324	50,948	8,416
Proceeds from short-term borrowings	100,627	643,764	387,872	64,071	2,661,172	2,232,451	368,775
Proceeds from long-term borrowings	—	—	—	—	1,369,370	617,970	102,082
Proceeds from the issuance of long-term notes	—	—	—	—		627,450	103,647
Payment of short term borrowings	(398,245)	(588,809)	(321,339)	(53,081)	(3,263,051)	(2,209,477)	(364,980)
Payment for long term borrowings	(111,536)	(13,631)	(49,515)	(8,179)	(212,037)	(690,083)	(113,994)
Arrangement fee and other related costs for long-term bank borrowings	(2,596)	(6,662)	(4,534)	(749)	(18,355)	(18,771)	(3,101)
Arrangement fee and other related costs for long-term notes	—	—	—	—		(5,577)	(921)
Arrangement fee and other related costs for short-term bank borrowings	(128)	(2,041)	(5,925)	(979)	(6,501)	(12,567)	(2,076)
Net cash provided by (used in) financing activities	(413,103)	17,835	34,431	5,687	286,651	607,637	100,374

Net increase (decrease) in cash and cash equivalents	(930,688)	(368,799)	199,721	32,992	(1,300,079)	573,005	94,654

Cash and cash equivalents at the beginning of period	1,607,164	1,418,559	1,049,760	173,408	1,976,555	676,476	111,746

Cash and cash equivalents at the end of period	676,476	1,049,760	1,249,481	206,400	676,476	1,249,481	206,400

Supplemental disclosure of cash flow information:
Interest paid	26,421	56,441	33,643	5,557	164,536	166,516	27,506
Income tax paid (refunded)	549	(24,817)	(2,681)	(443)	47,212	(45,864)	(7,576)
Realized gain (loss) from derivative contracts	790	9,097	11,920	1,969	21,059	26,309	4,346
Supplemental schedule of non-cash activities:
Acquisition of fixed assets included in accounts payable, accrued expenses and other liabilities	30,816	(50,439)	(67,191)	(11,099)	(159,459)	(281,465)	(46,495)

	For the three months ended				For the years ended
	December 31, 2012	September 30, 2013	December 31, 2013	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
	(RMB million)	(RMB million)	(RMB million)	(US$ million)	(RMB million)	(RMB million)	(US$ million)
Non-GAAP net loss	(650.6)	(401.6)	(25.4)	(4.2)	(1,468.3)	(759.9)	(125.5)
Fair value changes of the conversion features of the Convertible bonds	1.4	(29.5)	32.6	5.4	(5.7)	(6.1)	(1.0)
Accretion of interest of the Convertible bonds	(21.2)	(29.3)	(29.0)	(4.8)	(88.9)	(108.1)	(17.9)

GAAP net loss	(670.4)	(460.4)	(21.8)	(3.6)	(1,562.9)	(874.1)	(144.4)

	For the three months ended				For the years ended
	December 31, 2012	September 30, 2013	December 31, 2013	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
Non GAAP net loss per ADS - Basic	(7.70)	(4.74)	(0.30)	(0.05)	(17.39)	(8.97)	(1.48)
Fair value changes of the conversion features of the Convertible bonds	0.02	(0.35)	0.38	0.07	(0.07)	(0.07)	(0.01)
Accretion of interest of the Convertible bonds	(0.25)	(0.35)	(0.34)	(0.06)	(1.05)	(1.28)	(0.21)

GAAP net loss contributed to shareholders per ADS - Basic	(7.93)	(5.44)	(0.26)	(0.04)	(18.51)	(10.32)	(1.70)

ADS (Basic)	84,513,057	84,674,691	85,071,884	85,071,884	84,433,501	84,735,086	84,735,086

	For three months ended			Annualized for the three months ended			For the twelve months ended	For the twelve months ended
	December 31, 2012	September 30, 2013	December 31, 2013	December 31, 2012	September 30, 2013	December 31, 2013	December 31, 2012	December 31, 2013
Non-GAAP Return on Equity	-24.41%	-22.21%	-1.58%	-97.64%	-88.84%	-6.32%	-47.80%	-38.59%
Fair value changes of the conversion features of the Convertible bonds	3.35%	1.94%	1.96%	13.40%	7.76%	7.84%	5.99%	5.55%
Accretion of interest of the Convertible bonds	-0.69%	-1.38%	-1.53%	-2.76%	-5.52%	-6.12%	-2.52%	-4.66%

GAAP Return on equity	-21.75%	-21.65%	-1.15%	-87.00%	-86.60%	-4.60%	-44.33%	-37.70%